Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated June 23, 2011

LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared on the website sociallending.net on June 20, 2011.

The article was prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Clarification: The reference to “operationally break-even” refers to the Company’s variable contribution margin calculated on a cash, and not GAAP, basis.

You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Lending Club is Running at Break Even Today

by Peter Renton on June 20, 2011

Last week I spent a couple of days in San Francisco meeting with the management teams at Lending Club and Prosper. Both companies now (Lending Club moved from Redwood City last month) have beautiful offices in the financial district in downtown San Francisco. I had very fruitful discussions and found out some interesting information, some of which I will be sharing on the blog this week.

I sat down with Renaud Laplanche, CEO of Lending Club, for an hour last week. One of my first questions to him was about the finances of Lending Club. While they have been doing much better lately I know there has been talk on this blog and in other places that they are still a long way from break even. Laplanche painted a different picture.

Over $1 Million in Monthly Revenue

He said that revenue had just topped $1 million a month and that “operationally” Lending Club was at break even. He elaborated by saying that if Lending Club had to operate without any new cash other than cash generated from operations then they could. But in reality they are not running at break even because they are still investing for the future.

Laplanche said that Lending Club is still investing heavily in technology, marketing, as well as people as they build out a team that can take them to the next level. While they are trying to be prudent with their money, it was clear that Laplanche and the team are not under much pressure to quickly move to profitability.

Their 2010 Financials Releasing Soon

Lending Club’s financials for their fiscal year ending March 31, 2011 will be out in the next few days. Although it will probably not be as revealing as we might think because of the rapid growth in the last couple of months. In March Lending Club’s new loan volume was $16.5 million but just two months later the volume was up to $18.5 million. Clearly their revenue number is a moving target so their financial picture is changing all the time.

So, for those people eagerly awaiting Lending Club’s Form 10-K, you will likely see some improvement on 2010’s finances. But when you are digging into the numbers it will appear that break even is still not imminent. And apparently that is all part of the plan.

Goal of $1 Billion in P2P Loans

Lending Club’s goal is by December 31st, 2012 to be at $1 billion in total new loans. Right now they are at close to $300 million, so this means that in the next 18 months Lending Club will need to originate $700 million in new loans, around $39 million a month on average. That is more than double the level they did last month but if the growth curve continues as it has been it should be possible, although certainly it will be a stretch.

I think from the investor side this is achievable as more institutional investors come on board and the word keeps spreading for individual investors. The challenge as I see it will be with borrowers. Currently they come in one at a time and these people often don’t become repeat customers. Laplanche is fully aware of this challenge but without giving any details he indicated that there were big opportunities for growth there as well.

While it is true that a company is not really at break even until it shows in their financials, I was pleasantly surprised to find out that Lending Club is a lot closer to this milestone than I originally thought. The next 18 months will be exciting times for Lending Club and peer to peer lending.